

March 23, 2012

<u>Via E-mail</u>
Mr. Kevin Jones
Chairman and Chief Executive Officer
North Texas Energy, Inc.
5057 Keller Springs Road, Suite 300
Addison, Texas 75001

>   **Re:**   **North Texas Energy, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed February 23, 2012**
>   **File No. 333-178251**

Dear Mr. Jones:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>

<u>General</u>

1.   Please provide disclosure responsive to Item 402 of Regulation S-K, and revise to present clearly all the disclosure that Item 512 of Regulation S-K requires. The current presentation of the undertakings at pages 23 to 24 is jumbled.

<u>Prospectus Cover Page</u>

2.   You disclose that this prospectus relates to the sale of 2,000,000 shares of common stock "via a Direct Public Offering." Rather than refer to a "direct public offering," revise your document to clarify precisely how and by whom the shares are being offered. If you offer the securities on a best efforts basis or best efforts minimum/maximum basis, please disclose the date that this offering will end, any minimum purchase requirements, and any arrangements to place the funds in an escrow, trust, or similar account. If you

have not made any such arrangements, state this fact and describe the effect on investors. See Item 501(b)(8) of Regulation S-K.

3.   As it appears that you intend to register a primary offering by the company, you must state the offering price per share rather than suggesting that the prices "will be determined at the prevailing market price … or in privately negotiated transactions." In this regard, you are not eligible to conduct an "at the market" offering. Refer to Rule 415 under the Securities Act, in particular Rule 415(a)(4).

4.   Despite essentially providing on the cover page Example B from Item 501(b)(7) of Regulation S-K, you nonetheless refer to the "approval" of the registration statement at pages 7 and 12. Please revise accordingly.

Forward-Looking Statements, page 4

5.   Note that as a penny stock issuer with no reporting obligation, your statements do not constitute forward-looking statements within the meaning of the federal securities laws otherwise entitled to the protections set forth in Securities Act Section 27A. Please revise the disclosure in this section accordingly.

Prospectus Summary, page 4

6.   You disclose that your business plan is to re-enter oil fields containing formerly producing wells and employ new proven methods to recover proven remaining and probably substantial deposits of crude oil and natural gas. Please do not use "proven" and "probabl[e]" in reference to "deposits" of hydrocarbons unless you are referring to proven and probable reserves, as defined in Rule 4-10 of Regulation S-X. Additionally, if you are going to retain your reference to proven methods, please provide support for such a statement, and clarify by whom such methods were "proven."

7.   We note your disclosure that on your leased properties you have eleven wells that have been drilled and have a substantial amount of well head equipment installed. You further disclose that the wells are in various stages of repair, but that all will be "useable" subsequent to repair and refurbishment. Please explain what you mean by useable, and clarify the number of wells which have well head equipment installed.

8.   Provide current and updated disclosure, including with regard to the status of the "final negotiations" regarding lease acquisitions which you anticipate "in the near future."

9.   If you retain your statement at page 5 that "Commonly, as much as two-thirds of the original oil recovered in a deposit can be recovered using some kind of Enhanced Oil Recovery method," please provide us with independent support for the claim.

Description of the Oil and Gas Lease Rights and Reserves, page 6

10.   As you claim to be engaged in oil and gas producing activities please provide the
      disclosures specified in Items 1202 through 1208 of Regulation S-K.

11.   We note you present measures entitled estimated discounted cash value of oil reserves
      producible in three years. You indicate the amounts are based on proved developed,
      proved undeveloped, and probable reserves. Tell us the assumptions you have made in
      presenting such measures and the manner by which you are able to show these are
      reasonable. Also submit a reconciliation of your measures to the standardized measure
      of discounted future net cash flows, which is required to be disclosed in a note to your
      financial statements. If you are able to demonstrate the propriety of these measures, you
      would need to add substantial disclosure clarifying your plans for production, including
      any incremental development costs, operating costs, and a timetable showing how this
      will be accomplished within the three-year period indicated. It should be clear how your
      measures properly reflect the costs involved in obtaining the receipts.

The Haynesville & Eagleford Shale Formations, page 6

12.   You refer to 5 million barrels of recoverable crude oil in the structure, under your
      paragraph on the "Haynesville Shale Formation," and to an estimated 3 billion barrels of
      producible crude oil, under your paragraph on the "Eagleford Shale Formation." In that
      regard, we refer you to the Instruction to Item 1202 of Regulation S-K, which prohibits
      the disclosure of estimates of oil and gas resources other than reserves. Please revise
      accordingly.

Estimated Currently Known Oil Reserves- Technical Report on North Texas Energy Oil & Gas
Leases, page 7

13.   We note your disclosure of proved reserves of 1.4 million barrels oil and probable
      reserves of 1.1 million barrels oil. Please provide us with a detailed petroleum
      engineering report that supports your disclosed proved and probable reserves. This
      should be updated to an effective date of December 31, 2011 and adhere to our reserve
      definitions and oil and gas disclosure rules. You may furnish these materials on digital
      media such as flash drive or compact disk.

      The reports should include:

      a) One-line recaps in spread sheet format for each property sorted by field within
          each proved reserve category including the dates of first booking and estimated
          first production for your proved undeveloped properties;
      b) Total company summary income forecast schedules for each proved reserve
          category with proved developed segregated into producing and non-producing
          properties;

     c) Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories. Please ensure that these schedules and those referenced in b) above include well count, cumulative production and EUR figures;

     d) Engineering exhibits (e.g. narratives, maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed and proved undeveloped categories (6 entities in all) as well as the AFE/capital cost inventory for each of the three PUD unproved properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return of supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in SEC Rule 83 under the Freedom of Information Act.

Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

14. Please explain to us the acquisition costs you incurred for the properties to which you have attributed reserves. Address in reasonable detail your plan to obtain financing for the rehabilitation and development of your properties. Be advised that we define reserves to have the "reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project." We may have additional comment.

15. Please remove or provide support for your reference to an estimated 2,100,000 barrels of proved developed reserves and 164,000 barrels of proved undeveloped reserves on lands with regard to which you apparently have no present legal interest. If you retain the reference, please balance this disclosure with a disclaimer regarding the nature of your ownership.

Risk Factors, page 9

16. Please revise this section to set forth each risk factor under a subcaption that adequately describes the risk. See Item 503(c) of Regulation S-K.

17.   Also ensure that your disclosure in this section and elsewhere accurately describes the current status of your operations. For example, it does not appear to be accurate to suggest in the first risk factor that you currently "deliver" oil to market or in the second risk factor that you already are producing oil using new processes.

Management's Discussion and Analysis, page 10

18.   Please provide support for each of the following statements, or remove these statements:

- "It is predictable that … the production … will be productive and profitable";
- It is "conventional wisdom" that additional significant deposits remain in fields that were once productive;
- With sufficient capital . . . "the company is well situated to recover and market a significant amount of oil and gas reserves";
- If the offering is successful in any of its "milestones" (which you need to specify), "sufficient capital will be available to bring wells on-line and begin producing oil and gas for market"; and
- "It is … probable that the liquidity and capital produced by the offering . . . will provide sufficient liquidity to begin successful oil and gas production."

19.   With regard to your reference to "producing as little as 200 barrels of oil per day and probably more" and income of "$450,000 per month on average," we refer you to the guidance provided in Item 10(b) of Regulation S-K regarding projections. Please revise as necessary to ensure that your disclosure is consistent with that guidance, and also clarify the basis for your estimates.

20.   Please explain the significant progress made in well site preparation that you reference in the last paragraph on page 10.

Directors, Officers and Control Persons, page 11

21.   Please substantially revise this section to provide all the information Item 401 of Regulation S-K requires. Provide the ages of your executive officers and directors, as well as a description of their individual business experience during the past five years, including principal occupations and positions, and the name and principal business of any employers during that period. See in particular the information that Item 401(e) of Regulation S-K requires.

22.   If any individual devotes or will devote less than all of her or his professional time to your business and operations, please quantify the amount of professional time that she or he devotes to your business, and provide corresponding Risk Factors disclosure as appropriate.

23.   If you retain it, further explain and support your reference to the company's use of "state-of-the-art drilling methodologies and EOR techniques."

Transactions with Related Persons and Certain Control Persons, page 12

24. We note that the purchase and sale agreement filed as Exhibit 2.2 was signed by Kevin Jones and Rodney Williams, respectively. We also note that Kevin Jones is listed as an officer of Remington Oil at http://nvsos.gov/. If, prior to the agreement, Kevin Jones was in any way affiliated with Remington Oil, please disclose the particulars and identify the purchase and sale agreement as a related party transaction.

Financial Statements

25. Given your disclosure on page 10 indicating that you are in the development stage, it appears you may need to revise your financial statements to comply with the guidance of FASB ASC 915.

26. Please disclose the per share information required by FASB ASC 260-10-45.

27. We note your auditor has included an explanatory paragraph in their report indicating they have concluded there is substantial doubt about your ability to continue as a going concern. Please disclose the following information in a footnote to your financial statements:

- The pertinent conditions and events giving rise to the assessment of substantial doubt about your ability to continue as a going concern for a reasonable period of time.
- The possible effects of such conditions and events.
- Management's evaluation of the significance of those conditions and events and any mitigating factors.
- The possible discontinuance of operations.
- Management's plans to overcome going concern uncertainties
- Information about the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities.

28. Please expand your disclosure to explain your basis of accounting for the January 2011 share exchange between you and Remington Oil and Gas, Inc. If both entities were under common control prior to the transaction, please revise your financial statements to comply with FASB ASC 805-50-45, which would require you to present the transaction retrospectively using historical cost.

If common control did not exist you should account for the share exchange as a business acquisition and adhere to the guidance of FASB ASC 805-10-25 and 30. In this instance, Remington Oil and Gas Inc. would be your predecessor, and the acquisition should be recorded at fair value. In addition, the financial statements of the predecessor should be audited up to the transaction date and would not generally include a balance sheet reflecting the disposition or statements covering subsequent periods.

Please include all disclosures required by FASB ASC 805-10-50.

29. We note your disclosure on page 5 explaining that Remington Oil and Gas Inc. acquired Remington Oil and Gas, LLC in January 2010. Please disclose how this transaction is reflected in your financial statements. It should be clear whether you accounted for the transaction as a merger of companies under common control, using historical carry-over basis with retrospective presentation, or as a business acquisition using fair value. Please provide comparable disclosure on page 21; your rationale for the methodology applied should be clear.

30. We note on page 7 you have quantified oil reserves on your owned leases. Please comply with the disclosure requirements set forth in FASB ASC 932-234-50-2.

Note 1 – Summary of Significant Accounting Policies, page 21

31. Please disclose how you define cash equivalents to comply with FASB ASC 230-10-50.

32. Given your disclosure indicating that you are engaged in oil and gas producing activities, as defined by FASB ASC 932-10-15-2A, please disclose your method of accounting for costs incurred in those activities and the manner of disposing of capitalized costs relating to those activities as required by FASB ASC 932-235-50-1. That is, you must indicate whether you are adhering to the successful efforts or full cost method of accounting.

33. Please disclose in further detail the payment terms for the settlement of the accrued lease liability. In addition, if the original lease owner or assignee is a related party, disclose this fact to comply with FASB ASC 850-10-50.

34. Please expand your disclosure to indicate why your financial statements do not reflect a provision for income taxes and provide the disclosures set forth in FASB ASC 740-10-50, as applicable.

Litigation, page 23

35. Please expand your disclosure to clarify whether any of the information contained in Item 401(f) of Regulation S-K is applicable.

Signatures, page 24

36. Please indicate who is signing in the capacity of your principal financial officer, as well as identifying who is signing as your principal accounting officer or controller. Also make clear that a majority of your board of directors has signed the registration statement. See Instructions 1 and 2 to the Signatures section of Form S-1.

Exhibits

37.   Please file an updated auditor consent with your next amendment to the registration
        statement.

Exhibit 5.1

38.   Please obtain and file as an exhibit a revised legal opinion that does not assume:

        • Due authorization and valid execution by all persons who executed the documents. In
          this regard, counsel cannot assume due authorization by officers and directors of the
          issuer; nor
        • That such documents are free from any form of fraud, misrepresentation, duress or
          criminal activity.

        With regard to the second bullet point, in the alternative, ask counsel to provide the basis
        for retaining this assumption. See Section II.B.3 of Staff Legal Bulletin No. 19 (October
        14, 2011), available at http://www.sec.gov/interps/legal/cfslb19.htm.

Exhibit 99.1

39.   Please furnish an amended third party report exhibit that complies with Item 1202(a)(8)
        of Regulation S-K. We note the following omissions:

        (ii) The effective date of the report and the date on which the report was completed;
        (iii) The proportion of the registrant's total reserves covered by the report
        (iv) The assumptions, data, methods, and procedures used, including the percentage of
        the registrant's total reserves reviewed in connection with the preparation of the report,
        and a statement that such assumptions, data, methods, and procedures are appropriate for
        the purpose served by the report;
        (v) A discussion of primary economic assumptions including benchmark product prices,
        average adjusted product prices, production costs and capital investments;
        (vi) A discussion of the possible effects of regulation on the ability of the registrant to
        recover the estimated reserves;
        (vii) A discussion regarding the inherent uncertainties of reserves estimates;
        (viii) A statement that the third party has used all methods and procedures as it
        considered necessary under the circumstances to prepare the report.

40.   Please ensure that the exhibit 99.1 does not include reference to "5 million recoverable
        barrels projected by the Austral Oil And Gas Exploration Corporation to be under this
        and the immediately surrounding leases" on page 3, "Discovered resources" on page 9,
        reserves attributed to "optioned property" on pages 9, 10 and 11. See the Instruction to
        Item 1202 of Regulation S-K which prohibits the disclosure of estimates of oil or gas
        resources other than reserves.

41.   We note the reference at page 1 to the "experience of the management team," which purportedly includes Messrs. John and Sherrard. Please explain to us why you have provided no disclosure regarding those individuals in the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters and you may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director